SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                 SCHEDULE 13D*

                            ASGI Agility Income Fund
             ------------------------------------------------------
                                (Name of Issuer)

                         Shares of Beneficial Interest
             ------------------------------------------------------
                         (Title of Class of Securities)

                                      N/A
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   Aaron Hood
              c/o Perella Weinberg Partners Capital Management LP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 287-3305
             ------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               August 1, 2012
             ------------------------------------------------------
            (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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   The  information  required  in  the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) NAME OF REPORTING PERSONS

                 PWP (AGILITY) HOLDINGS LP
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (see instructions)                                    (a)  [ ]
(b) [X]

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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS (see instructions)

            WC (see Item 3)
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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NUMBER OF      (7)  SOLE VOTING POWER
                    13,881.769 shares of beneficial interest (the "Shares")
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    13,881.769 Shares
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED

             BY EACH REPORTING PERSON
                    13,881.769 Shares

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(12) CHECK BOX IF THE AGGREGATE AMOUNT

             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED

             BY AMOUNT IN ROW (11)
           6.26% The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 221,781.118 Shares outstanding as of December 31, 2012, as provided by the Company's Administrator.

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(14) TYPE OF REPORTING PERSON (see instructions)

             PN
--------------------------------------------------------------------------------

     (1) NAME OF REPORTING PERSONS

            PERELLA WEINBERG PARTNERS LLC
--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (see instructions)                                    (a)  [ ]
(b) [X]

--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS (see instructions)

            WC (see Item 3)
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                    13,881.769 Shares
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    13,881.769 Shares
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-

--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED

             BY EACH REPORTING PERSON
                    13,881.769 Shares
_________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT

             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED

             BY AMOUNT IN ROW (11)
                6.26%
--------------------------------------------------------------------------------

(14) TYPE OF REPORTING PERSON (see instructions)

             OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement on Schedule 13D (the "Schedule 13D") relates to the shares of beneficial interest (the "Shares") of ASGI Agility Income Fund, a Delaware statutory trust (the "Company"). The Company's principal executive offices are located at 401 South Tryon Street, Charlotte, North Carolina 28202.

Item 2. Identity and Background.

   (a) This Schedule 13D is being filed by (i) PWP (Agility) Holdings LP, a Delaware limited partnership ("Holdings"), with respect to the Shares directly held by it; and (ii) Perella Weinberg Partners LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of Holdings, with respect to the Shares directly held by Holdings. The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      The GP, as general partner to Holdings, which directly holds the Shares to which this filing relates, has voting and dispositive authority over such Shares.

   (b) The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, NY 10153.

   (c) Holdings is a special purpose vehicle which was formed solely for the purpose of holding Shares of the Company. The principal business of the GP is to serve as general partner to Holdings and certain of its affiliates.

   (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   (f) Holdings is a limited partnership organized under the laws of the State of Delaware. The GP is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds and Other Consideration.

   The Shares reported in this Schedule 13D were acquired on behalf of Holdings. The aggregate purchase price for the 13,881.769 Shares was approximately $14,391,799.08. 235.410, 238.137, 247.698, 254.605 and 382.5197 additional
Shares were acquired on behalf of Holdings on January 27, 2012, April 25, 2012, July 27, 2012 October 26, 2012 and January 1, 2013 respectively, for $237,815.56, $246,716.33, $253,281.74, $267,518.12 and $396,574.17 pursuant to a dividend reinvestment under the Company's Dividend Reinvestment Plan. In addition, there was a purchase on March 1, 2012 of 22.970 shares for $24,000, July 1, 2012 of 34.228 shares for $35,000 and September 1, 2012 of 21.943 shares for $23,000. The GP does not directly own any Shares. The source of funds for the purchase of the Shares reported in this Schedule 13D was the working capital of Holdings.

Item 4. Purpose of the Transaction.

   The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.

   The Reporting Persons may, from time to time, in the ordinary course of business and on the same terms as other shareholders of the Company, tender Shares for redemption. Shares may only be redeemed pursuant to an offer by the Company to repurchase Shares. Any determination to offer to repurchase Shares will be made by the Board of Trustees of the Company. In connection with any repurchase offer by the Company, the amount that may be redeemed by any shareholder (including the Reporting Persons) will depend upon, among other things, (i) the size of the Company's repurchase offer and (ii) the aggregate net asset value of the Shares actually tendered by shareholders for redemption.

Item 5. Interest in Securities of the Issuer.

    (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own 13,881.769 Shares, representing approximately 6.26% of the aggregate number of Shares outstanding. The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 221,781.118 Shares outstanding as of December 31, 2012, as provided by the Company's Administrator.

   (b) The Reporting Persons have sole voting and dispositive power with respect to the Shares.

   (c) Information concerning transactions in the Shares during the past sixty days effected by the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

   (d) The limited partners of Holdings have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

         None.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

DATED:  February 20, 2013


                          PWP (AGILITY) HOLDINGS LP

                          /s/ Aaron Hood
                          Name:  Aaron Hood
                          Title: Authorized Person

                          PERELLA WEINBERG PARTNERS
                             LLC

                          /s/ Aaron Hood
                          Name:  Aaron Hood
                          Title: Authorized Person

SCHEDULE I

TRANSACTIONS  IN  THE  PAST  SIXTY DAYS BY THE REPORTING PERSONS
Unless otherwise indicated, each of the transactions described below was effected for cash.


------------------------ --------------------------- ---------------------------
              Purchase/Sale               Number of Shares            NAV
Date
------------------------ --------------------------- ---------------------------
1/27/12       Purchase                    235.410                     1,010.2200
------------------------ --------------------------- ---------------------------
3/01/12       Purchase                    22.970                      1,044.8580
------------------------ --------------------------- ---------------------------
3/31/12       Sale                        0.978                       1,036.0260
------------------------ --------------------------- ---------------------------
4/25/12       Purchase                    238.137                     1,036.0260
------------------------ --------------------------- ---------------------------
6/30/12       Sale                        235.919                     1,022.5410
------------------------ --------------------------- ---------------------------
7/01/12       Purchase                    34.228                      1,022.5410
------------------------ --------------------------- ---------------------------
7/27/12       Purchase                    247.698                     1,022.5410
------------------------ --------------------------- ---------------------------
9/01/12       Purchase                    21.943                      1,048.1540
------------------------ --------------------------- ---------------------------
9/30/12       Sale                        9,142.927                   1,050.7170
------------------------ --------------------------- ---------------------------
10/26/12      Purchase                    254.605                     1,050.7170
------------------------ --------------------------- ---------------------------
12/31/2012    Sale                        4,040.257                   1,036.7410
------------------------ --------------------------- ---------------------------
1/1/2013      Purchase                    382.5197                    1,036.7418
------------------------ --------------------------- ---------------------------